350 East Las Olas Boulevard, Suite 1750 Ft. Lauderdale, FL 33301-4268 Telephone: 954-991-5420 Facsimile: 844-670-6009 http://www.dickinsonwright.com

Clint J. Gage CGage@dickinsonwright.com 954-991-5425

August 30, 2024

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth, Inc.
Amended Offering Statement on Form 1-A
Filed August 13, 2024 File No. 024-12388

Dear Mr. McPhee:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated August 26, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 6 (“Amendment 6”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amended Offering Statement on Form 1-A

Summary of the Offering, Page 11

1. We note your revised disclosure regarding the usage by the Company of KoreConX’s white label securities issuance platform which the Company will utilize to conduct the Offering, escrow services, payment systems, access to offering materials, and compliance. Please tell us in detail what services KoreConX is providing you in connection with your offering and how you are compensating KoreConX for those services. Please also provide a detailed analysis of why KoreConX is not required to register as a broker-dealer under the Securities Act of 1934.

Response:

In Amendment No. 6, the Company has revised the section “Summary of the Offering” to provide the following:

The Company intends to engage KoreConX (“Kore”) to provide a platform of services with respect to the Offering.

Kore, a technology infrastructure provider to the private capital markets, will provide the technology for the Company to present the Offering on the Company’s website, as it does for its other clients. The Kore technology is the issuance technology that will collect the information that is needed for our FINRA Broker-Dealer, Texture Capital, Inc. (“Texture”), to provide processing and compliance services in connection with the Offering. The Kore technology has an integrated payment provider and escrow provider, both of which the Company has contracted with directly. Kore also provides the Company with a private label experience for the Company’s investors to log in and access the status of their investment with the Company. Kore requires that a FINRA Broker-Dealer is engaged for the Offering, as the Company has done through its engagement of Texture.

United States Securities and Exchange Commission August 30, 2024 Page 2

KoreTransfer USA, an affiliate of Kore, will act as the Company’s transfer agent and will maintain the Company’s share register upon the initial closing of the offering.

Kore and KoreConX (collectively, the “Kore Group”) charge a fixed monthly fee for the foregoing services.

Under the Company’s engagement with the Kore Group, the Kore Group does not provide broker-dealer services to the Company. As stated above, a condition to the engagement is that the Company separately engage a FINRA Broker-Dealer, which the Company has done. The Kore Group does not receive any commission with respect to the Company’s sale of securities in the Offering, and no part of its business involves the recommending of securities for purchase.

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, Page 20

2. We note the revisions made in response to prior comment 2. As previously stated in prior comment 3 from our letter dated June 14, 2024, please note your obligations under Rule 252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-A. Further, please note that there is no ability to forward incorporate information from a Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule 253(g) of Regulation A. Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as needed.

Response:

The Company notes its obligations under Rule 252(a) of Regulation A. With respect to Item 14, paragraph (b)(1) of Part II of Form 1-A, the Company is offering common stock, as detailed in the Offering Statement, not debt securities. To the Company’s knowledge, the post qualification amendments to the offering circulars of WBP, and WPB2, both of which are offering debt securities, contain the information required by Item 14, paragraph (b)(1) of Part II of Form 1-A.

In Amendment No. 6, the Company has revised the risk factor “The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC” as follows:

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports and post-qualification amendments.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Additionally, the information in filings with the SEC under Form 1-U (i.e. a current report under Regulation A) cannot be forward incorporated information from a Form 1-U to an offering statement on Form 1-A. The obligation to file a Form 1-U is a separate filing obligation than other filings obligations under Regulation A. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

United States Securities and Exchange Commission August 30, 2024 Page 3

The Company has filed all required annual, semi-annual and current reports, and post-qualification supplements or amendments, and that Target Companies have filed all required annual, semi-annual and current reports, and post-qualification supplements or amendments, subject to the following:

● WPB filings:

○ WPB increased the interest rate payable on WPB Bonds from 5% at qualification on October 31, 2022, to 5.5% APY effective April 1, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023. The foregoing increases in interest rates were disclosed by WPB on Forms 1-U Current Reports. The SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB’s Form 1-A. WPB has filed a post-qualification amendment to Form 1-A that includes the foregoing information, but it has yet to be qualified as of August 31, 2024. As a result of the foregoing, WPB may be subject to fines, penalties, or other enforcement actions.

○ WPB filed a post-qualification amendment to Form 1-A more than 12 months from its qualification date which fails to comply with applicable federal securities law. As a result of the foregoing, WPB may be subject to fines, penalties, or other enforcement actions, including, but not limited to, a rescission offering for any securities sold during the period from when the post-qualification amendment was due, October 31, 2023, through the date WPB ceased selling securities under the Form 1-A on May 28, 2024, which totals $19,489,830 of securities issued, of which $14,306,000 remained outstanding as of July 30, 2024. WPB filed the required post-qualification amendment to Form 1-A on May 24, 2024, but the post-qualification amendment to Form 1-A has yet to be qualified as of August 31, 2024.

● WPB2 filings: WPB2 increased the interest rate payable on WPB2 Bonds from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023. The foregoing increases in interest rates were disclosed by WPB2 on Forms 1-U Current Reports. The SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to WPB2’s 1-A. WPB2 has filed a post-qualification amendment to Form 1-A that includes the foregoing information, but it has yet to be qualified as of August 31, 2024. As a result of the foregoing, WPB2 may be subject to fines, penalties, or other enforcement actions.

Very truly yours,

Clint J. Gage

CJG:sm

Enclosures